SULLIVAN & CROMWELL LLP
A LIMITED LIABILITY PARTNERSHIP

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LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
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MELBOURNE • SYDNEY

RECEIVED
2007 AUG -7 A 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07025746

PROCESSED
AUG 08 2007
THOMSON FINANCIAL

August 2, 2007

SUPPL

Securities and Exchange Commission,
Office of International Corporate Finance,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549.

Re: BBA Aviation plc -- Rule 12g3-2(b) Exemption (File No. 82-35084)

Ladies and Gentlemen:

On behalf of BBA Aviation plc (the "Company"), a public limited company organized under the laws of England and Wales, we, as the Company's special U.S. counsel, submit this letter in order for the Company to amend the letter of April 20, 2007 relating to the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act.

The Company has provided us with, and has authorized us to present in this letter, the information contained herein.

Furnished Information

The Company will publish on its website at www.bbaaviation.com, in accordance with Rule 12g3-2(f)(1), copies of all information which the Company files with the UK Financial Services Authority ("FSA") and which is made public by the FSA.

In accordance with Rule 12g3-2(f)(2), the Company hereby notifies the Securities and Exchange Commission (the "Commission") that the address of its Internet Web site is: www.bbaaviation.com.

In accordance with Rule 12g3-2(b)(1)(i), the Company will furnish in paper form to the Commission all other information required to be furnished and which the Company does not publish on its website.

The information and documents which will be either provided on the Company's website or submitted in paper form will be furnished with the understanding

Securities and Exchange Commission
Office of International Corporate Finance

File No. 82-35084

that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this letter, please contact me at +44-20-7959-8515. If it is more convenient, please telephone our Washington, D.C. office on 956-7500 and ask the operator to transfer you to our London office.

Very truly yours,

John O'Connor

John O'Connor

(Enclosures)

cc: Alice Hammond
Zillah Stone
(BBA Aviation plc)

END